Exhibit 21.1

List of Significant
 Subsidiaries of Visa Inc.
as of September 30, 2017

Name	Jurisdiction
Visa Europe Limited	United Kingdom
Visa International Holdings, Inc.	Delaware
Visa International Holdings Limited	United Kingdom
Visa International Service Association	Delaware
Visa U.S.A. Inc.	Delaware
Visa Worldwide Pte. Limited	Delaware